InVivo Therapeutics Holdings Corp.

One Kendall Square, Suite B14402

Cambridge, MA 02139

November 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InVivo Therapeutics Holdings Corp.
Registration Statement on Form S-1
File No. 333-268256
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, InVivo Therapeutics Holdings Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-268256), so that it may become effective at 4:00 p.m. on November 21, 2022, or as soon thereafter as practicable.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

INVIVO THERAPEUTICS HOLDINGS CORP.

By:	/s/ Richard Toselli
Name: Richard Toselli
Title: President and Chief Executive Officer

Signature Page to Acceleration Request